Form G-FIN/A

[redacted]

11022556

SEC MAIL PROCESSING
RECEIVED
JUL 21 2011
WASH. D.C. 200 SECTION

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2013

OFFICIAL USE
11-00170

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. [X] Comptroller of the Currency
   B. [ ] Board of Governors of the Federal Reserve System
   C. [ ] Federal Deposit Insurance Corporation
   D. [ ] Office of Thrift Supervision
   E. [ ] Securities and Exchange Commission

2. Conducts business as:

   A. [ ] Government Securities Broker
   B. [ ] Government Securities Dealer
   C. [X] Government Securities Broker and Dealer

3. Filing status of notice:

   A. [ ] Notice
   B. [X] Amendment

4. A. Full name of the financial institution:

   BOKF, NA

   B. Address of principal office of financial institution:

   Bank of Oklahoma Tower, One Williams Center, Plaza Southeast, Tulsa, OK 74192

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same as Item B

   D. Mailing address if different from (B) or (C):

   P.O. Box 2300, Plaza Southeast, Tulsa, OK 74197

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Brett A. Dean	Senior Vice President	405-272-2261

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [X] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)

   See Attached Appendix 1

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

-----See Attached Appendix 2-----

Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

Brett	A.	Dean	Senior Vice President
First	Middle	Last	Title

[signature]
Manual Signature

7/20/11
Date

Notice of Government Securities Broker or Government Securities Dealer Activities
To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934
Appendix 2

Item 6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Grauer	Scott	Bradley	Exec. Vice President
Brown	Hal	Jerome	Senior Vice President
Dean	Brett	Alan	Senior Vice President
Coffman	John	Malone	Vice President
Nichols	Stephen	Wayne	Vice President
Phelps	Daniel	Eugene	Vice President
Robb	Arthur	Donald	Senior Vice President
Spangler	James	Harold	Vice President
Robinson	Mitchell	Kean	Vice President
Watson	Merideth	Glenn	Senior Vice President
Brown	Michael	David	Senior Vice President

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934
Appendix 1, Item 5

1) BOKF, NA
333 W. Campbell, 2nd Floor
Richardson, TX 75080

2) BOKF, NA
9520 N. May Ave, 1st Floor
Oklahoma City, OK 77010

3) BOKF, NA
201 Robert S. Kerr Ave. 4th Fl.
Oklahoma City, OK 73102

4) BOKF, NA
4200 Rodney Parham Rd., #215
Little Rock, AR 75225

5) BOKF, NA
7500 College Blvd., #100
Overland Park, KS 66219

6) BOKF, NA
7800 E. Orchard Rd., Suite 220
Denver, CO 80111

7) BOKF, NA
200 Woodland Prime, Suite 315
Menomonee Falls, WI

8) BOKF, NA
One Williams Center, Ste. 9NE
Tulsa, OK 74172

9) BOKF, NA
15245 S. W. Freeway
Sugar Land, TX 77478

10) BOKF, NA
11103 Fondren Road
Houston, TX 77096

11) BOKF, NA
500 Chimney Rock
Houston, TX 77056

12) BOKF, NA
5320 Bellaire Blvd.
Bellaire, TX 77401

13) BOKF, NA
5956 Sherry Lane
Dallas, TX 75225

14) BOKF, NA
12112 Metcalf Ave.
Overland Park, KS 66213

15) BOKF, NA
3237 S. Peoria
Tulsa, OK 74104

16) BOKF, NA
12764 Memorial Dr.
Houston, TX 77024

17) BOKF, NA
10 Montpillier
Laguna Niguel, CA 92677

18) BOKF, NA
201 3rd St. Northwest
Albuquerque, NM 87102

19) BOKF, NA
5500 Kirby Ave
Houston, TX 77005

Note: Potential bank dealer activities conducted in each location listed above:

- U.S. government securities dealer or broker
- Municipal securities dealer or broker
- Trading securities for own account
- Solicitor of time deposits in a financial institution